EXHIBIT 99.8
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our Firm under the caption “Interest of Experts”, which appears in the Annual Information Form in Exhibit 99.1, and to the incorporation by reference in the following Registration Statements:

1.Form S-8 no. 333-273050
2.Form F-10 no. 333-295342

of ATS Corporation (the “Company”) and the use herein of our reports dated May 27, 2026, with respect to the consolidated statements of financial position as of March 31, 2026 and 2025 and the consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended March 31, 2026, and the effectiveness of internal control over financial reporting of the Company as of March 31, 2026, included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
May 28, 2026